FILED PURSUANT TO RULE 424(B)(3)
File Number 333-166304
SUNGARD DATA SYSTEMS INC.
SUPPLEMENT NO. 3 TO
MARKET-MAKING PROSPECTUS DATED JUNE 18, 2010

THE DATE OF THIS SUPPLEMENT IS NOVEMBER 1, 2010

ON OCTOBER 29, 2010, SUNGARD DATA SYSTEMS INC. FILED THE ATTACHED
FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 8-K
Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): October 28, 2010
Commission file numbers:

SunGard Capital Corp.	000-53653
SunGard Capital Corp. II	000-53654
SunGard Data Systems Inc.	1-12989

SunGard® Capital Corp.
SunGard® Capital Corp. II
SunGard® Data Systems Inc.
(Exact name of registrant as specified in its charter)

Delaware Delaware Delaware (State or other jurisdiction of incorporation or organization)	20-3059890 20-3060101 51-0267091 (IRS Employer Identification No.)
Not Applicable
(Former Name and Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.
SunGard Data Systems Inc. (“SunGard”) is an indirect wholly owned subsidiary of SunGard Capital Corp II, which is a subsidiary of SunGard Capital Corp. On October 28, 2010, SunGard issued a press release announcing its financial results for the quarter ended September 30, 2010. A copy of the press release is furnished as Exhibit 99.1 to this report. The information in this Item 2.02, including the Exhibit attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934.
Item 9.01. Financial Statements and Exhibits.
(d) Exhibits.

99.1:	Press Release, dated October 28, 2010, issued by SunGard Data Systems Inc.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNGARD CAPITAL CORP. SUNGARD CAPITAL CORP. II
Date: October 28, 2010	By:	/s/ Robert F. Woods
Robert F. Woods
Executive Vice President and Chief Financial Officer
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNGARD DATA SYSTEMS INC.
Date: October 28, 2010	By:	/s/ Robert F. Woods
Robert F. Woods
Senior Vice President-Finance and Chief Financial Officer

EXHIBIT INDEX
The following is a list of Exhibits furnished with this report.

Exhibit No.	Description

99.1:	Press Release, dated October 28, 2010, issued by SunGard Data Systems Inc.

Exhibit 99.1

For more information, contact:

Henry Miller	Eric Erickson	Brian Robins
Tel: 484-582-5445	Tel: 484-582-5480	Tel: 646-445-8347
henry.miller@sungard.com	eric.erickson@sungard.com	brian.robins@sungard.com
SunGard Announces Third Quarter 2010 Results
Wayne, PA — October 28, 2010 — SunGard, one of the world’s leading software and technology services companies, today reported results for the third quarter ended September 30, 2010. For the quarter, revenue was $1.24 billion, down 7% year over year. Adjusted EBITDA was $338 million, down 10%, and adjusted income from operations was $251 million, down 16%. Excluding the results of one of our trading systems businesses, a broker/dealer, revenue was down 2%. Adjusted EBITDA and adjusted income from operations are defined in Notes 1 and 2 in the Notes attached to this release.
For the third quarter, the Company reported a loss from operations of $219 million, including a $328 million noncash write-down of goodwill which represents approximately 5% of our total goodwill balance, compared to reported income from operations of $132 million in the third quarter of 2009 which had no such write-down of goodwill. Reported results in both periods include amortization of acquired intangible assets, stock-based compensation, purchase accounting adjustments, and other expenses which are excluded from adjusted income from operations.
Organic revenue (defined as revenue from businesses owned for at least one year and adjusted for both businesses sold in the previous twelve months and the impact of currency exchange rates) was down 6% in the third quarter. Excluding the results of the broker/dealer business mentioned above, organic revenue was flat year over year. This broker/dealer revenue was down 67% compared to the prior year due primarily to the industry-wide dynamic by which active trading firms are opting to become broker/dealers and trade on their own behalf. See Note 3 in the Notes attached to this release.
Cristóbal Conde, president and chief executive officer, commented, “In the quarter, we continued to see solid organic revenue growth in our FS business excluding one of our broker/dealer businesses. While the business outlook showed signs of improvement in the first half of the year, our customers are still cautious about the outlook and are focused on reducing the costs of their core platforms and capturing more value from their existing systems. Our industry knowledge, services-led approach to creating value for our customers, and mission-critical software are helping to differentiate us in a very challenging environment.”

For the nine months ended September 30, 2010, revenue decreased 6% to $3.79 billion. Adjusted EBITDA was $994 million and adjusted income from operations was $737 million. The Company reported a loss from operations of $19 million, including the $328 million noncash write-down of goodwill, compared to reported income from operations of $366 million for the prior period which had no such write-down of goodwill. Excluding the broker/dealer business mentioned above, revenue was up 2% compared to the first nine months of 2009.
Financial Systems revenue decreased 9% to $659 million in the third quarter. Organic revenue decreased 8%. Excluding the broker/dealer business mentioned above, revenue was up 2% and organic revenue was up 3%. License fees were $33 million, a decrease of $5 million compared to the third quarter of 2009.
Notable deals in the quarter included the following:
•	A global capital markets firm selected SunGard’s solutions for securities processing including Clearvision, Fame, GMI, Phase3 and Stream.
•	One of the world’s largest equipment rental companies selected SunGard’s AvantGard to help automate its order-to-cash operations.
•	A leading global financial services firm selected SunGard’s WealthStation to help it meet new regulatory and reporting requirements.
Higher Education revenue decreased 3% to $121 million in the third quarter. License fees were $7 million, a decrease of $1 million compared to the third quarter of 2009.
Notable deals in the quarter included the following:
•	A public doctoral/research university in Indiana selected SunGard’s Banner Digital Campus and hosting services.
•	A community and technical college system in Louisiana selected SunGard’s Banner Digital Campus and technology outsourcing.
•	A private university in Maine extended its relationship with SunGard to manage its information technology.
Public Sector revenue decreased 7% to $96 million in the third quarter. License fees were $4 million, a decrease of $2 million compared to the third quarter of 2009.
Notable deals in the quarter included the following:
•	A school district in Ohio selected SunGard’s student information management system as well as finance and human resources solutions.
•	A public body in the UK that provides national services to support frontline policing renewed a support contract with SunGard for case preparation and custody services.
•	A borough council in the UK extended a contract with SunGard to provide managed services for information and communications technology.

Availability Services revenue decreased 5% to $366 million in the third quarter.
Notable deals in the quarter included the following:
•	A leading provider of integrated payment solutions, marketing services and security selected SunGard for advanced recovery services.
•	A biopharmaceutical company selected SunGard for co-location and recovery services.
•	A Canadian financial services organization extended its relationship with SunGard to include managed recovery services.
Financial Position
At September 30, 2010, total debt was $8.3 billion and cash balances were $787 million. During the nine months ended September 30, 2010, the Company generated $433 million in cash flow from operations, invested $223 million in capital expenditures, and spent $62 million on acquisitions net of acquired cash.
Conference Call & Webcast
A conference call to review the results is scheduled for today at 9:00 a.m. (Eastern Time). The dial-in number for the conference call is 706-902-1370, and the conference ID number is 19022558. You may also listen to the call at www.investorcalendar.com by clicking on the “audio” icon for SunGard. An audio replay will be available two hours after the call ends through midnight on November 11, 2010. To listen to the replay, please dial 1-800-642-1687 or 706-645-9291 and enter the conference ID number 19022558. A replay will also be available two hours after the call ends through midnight on November 11, 2010 at www.investorcalendar.com.
About SunGard
SunGard is one of the world’s leading software and technology services companies. SunGard has more than 20,000 employees and serves 25,000 customers in 70 countries. SunGard provides software and processing solutions for financial services, higher education and the public sector. SunGard also provides disaster recovery services, managed IT services, information availability consulting services and business continuity management software. With annual revenue exceeding $5 billion, SunGard is ranked 380 on the Fortune 500 and is the largest privately held business software and IT services company. For more information, please visit www.sungard.com.
Trademark Information: SunGard, the SunGard logo, AvantGard, Banner, Clearvision, Fame, GMI, Phase3, Stream and WealthStation are trademarks or registered trademarks of SunGard Data Systems Inc. or its subsidiaries in the U.S. and other countries. All other trade names are trademarks or registered trademarks of their respective holders.

SunGard’s “Safe Harbor” Statement under Private Securities Litigation Reform Act of 1995
Statements in this release other than historical facts constitute forward-looking statements. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “would,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions which concern our strategy, plans or intentions. All statements we make relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. All of these forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those we expected. We derive most of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. Some of the factors that we believe could affect our results include: our high degree of leverage; general economic and market conditions; the overall condition of the financial services industry, including the effect of any further consolidation among financial services firms; the integration of acquired businesses, the performance of acquired businesses, and the prospects for future acquisitions; the effect of war, terrorism, natural disasters or catastrophic events; the effect of disruptions to our systems and infrastructure; the timing and magnitude of software sales; the timing and scope of technological advances; customers taking their information availability solutions in-house; the trend in information availability toward solutions utilizing more dedicated resources; the market and credit risks associated with clearing broker operations; the ability to retain and attract customers and key personnel; risks relating to the foreign countries where we transact business; the ability to obtain patent protection and avoid patent-related liabilities in the context of a rapidly developing legal framework for software and business-method patents; and a material weakness in our internal controls. The factors described in this paragraph and other factors that may affect our business or future financial results are discussed in our periodic filings with the Securities and Exchange Commission, copies of which may be obtained from us without charge. We assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events or other factors.

SunGard Data Systems Inc.
Consolidated Statements of Operations
(in millions)
(Unaudited)

	Three Months Ended
	Sep. 30,	Sep. 30,
	2009	2010
Revenue:
Services	$1,198	$1,130
License and resale fees	93	82

Total products and services	1,291	1,212
Reimbursed expenses	46	30

	1,337	1,242

Costs and expenses:
Cost of sales and direct operating	629	568
Sales, marketing and administration	266	275
Product development	86	89
Depreciation and amortization	74	73
Amortization of acquisition-related intangible assets	150	126
Goodwill impairment charges and merger and other costs	—	330

	1,205	1,461

Income (loss) from operations	132	(219)
Interest income	5	1
Interest expense and amortization of deferred financing fees	(165)	(160)
Other expense	(15)	(10)

Loss before income taxes	(43)	(388)
Benefit from income taxes	3	10

Net loss	$(40)	$(378)

SunGard Data Systems Inc.
Consolidated Statements of Operations
(in millions)
(Unaudited)

	Nine Months Ended
	Sep. 30,	Sep. 30,
	2009	2010
Revenue:
Services	$3,687	$3,408
License and resale fees	236	285

Total products and services	3,923	3,693
Reimbursed expenses	118	96

	4,041	3,789

Costs and expenses:
Cost of sales and direct operating	1,999	1,764
Sales, marketing and administration	798	836
Product development	258	278
Depreciation and amortization	215	220
Amortization of acquisition-related intangible assets	404	371
Goodwill impairment charges and merger and other costs	1	339

	3,675	3,808

Income (loss) from operations	366	(19)
Interest income	6	2
Interest expense and amortization of deferred financing fees	(471)	(479)
Other income	6	4

Loss before income taxes	(93)	(492)
Benefit from income taxes	12	39

Net loss	$(81)	$(453)

See Notes to Consolidated Condensed Financial Information.

SunGard Data Systems Inc.
Consolidated Condensed Balance Sheets
(in millions)
(Unaudited)

	Dec. 31,	Sep. 30,
	2009	2010
Assets:
Current:
Cash and cash equivalents	$664	$787
Accounts receivable, net	1,136	994
Clearing broker assets	332	240
Prepaid expenses and other current assets	211	190

Total current assets	2,343	2,211
Property and equipment, net	925	907
Software products, net	1,020	867
Customer base, net	2,294	2,111
Other assets, net	1,220	1,195
Goodwill	6,178	5,838

Total Assets	$13,980	$13,129

Liabilities and Stockholder’s Equity:
Current:
Short-term and current portion of long-term debt	$64	$64
Accounts payable and accrued expenses	950	830
Clearing broker liabilities	294	201
Deferred revenue	1,040	975

Total current liabilities	2,348	2,070
Long-term debt	8,251	8,234
Deferred income taxes	1,314	1,216

Total liabilities	11,913	11,520
Stockholder’s equity	2,067	1,609

Total Liabilities and Stockholder’s Equity	$13,980	$13,129

See Notes to Consolidated Condensed Financial Information.

SunGard Data Systems Inc.
Consolidated Condensed Statements of Cash Flows
(in millions)
(Unaudited)

	Nine Months Ended
	Sept. 30,	Sept. 30,
	2009	2010
Cash flow from operations:
Cash flow provided by operations	$364	$433

Investment activities:
Cash paid for acquired businesses, net of cash acquired	(12)	(62)
Cash paid for property and equipment and software	(255)	(223)
Other investing activities	3	10

Cash used in investment activities	(264)	(275)

Financing activities:
Cash received from other borrowings, net of fees	211	22
Cash used to repay debt	(814)	(51)
Other financing activities	(5)	(4)

Cash used in financing activities	(608)	(33)

Effect of exchange rate changes on cash	12	(2)

Increase (decrease) in cash and cash equivalents	(496)	123
Beginning cash and cash equivalents	975	664

Ending cash and cash equivalents	$479	$787

SunGard Data Systems Inc.
Notes to Consolidated Condensed Financial Information (Unaudited)
Note 1. Reconciliation of Net Income (Loss) to EBITDA and Reconciliation of EBITDA to Adjusted EBITDA
EBITDA represents net income (loss) before interest expense, income taxes, depreciation and amortization and goodwill impairment. Adjusted EBITDA is defined as EBITDA further adjusted to give effect to certain items that are required in calculating covenant compliance under our senior and senior subordinated notes as well as under our senior secured credit facilities, which were entered into in August 2005 and our senior notes entered into in September 2008. Adjusted EBITDA is calculated by subtracting from or adding to EBITDA items of income or expense described below. EBITDA and Adjusted EBITDA are not recognized terms under generally accepted accounting principles (GAAP). EBITDA and Adjusted EBITDA do not represent net income (loss), as that term is defined under GAAP, and should not be considered as an alternative to net income (loss) as an indicator of our operating performance. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow available for management or discretionary use as such measures do not consider certain cash requirements such as capital expenditures (including capitalized software expense), tax payments and debt service requirements. SunGard considers EBITDA and Adjusted EBITDA to be key indicators of our ability to pay our debt. EBITDA and Adjusted EBITDA as presented herein are not necessarily comparable to similarly titled measures. The following is a reconciliation of EBITDA and Adjusted EBITDA to net income (loss), the GAAP measure we believe to be most directly comparable to EBITDA and Adjusted EBITDA. Further information regarding this reconciliation is included in our periodic filings with the U.S. Securities and Exchange Commission.

			Last Twelve
	Three Months Ended		Months
	Sep. 30,	Sep. 30,	Sep. 30,
(in millions)	2009	2010	2010

Net loss	$(40)	$(378)	$(1,490)
Interest expense, net	160	159	642
Benefit from income taxes	(3)	(10)	(100)
Depreciation and amortization	224	199	803
Goodwill impairment charge	—	328	1,454

EBITDA	341	298	1,309

Purchase accounting adjustments	5	3	14
Non-cash charges	8	9	42
Restructuring and other charges	4	12	57
Acquired EBITDA, net of disposed EBITDA	1	—	6
Pro forma expense savings related to acquisitions	1	1	3
Other	17	15	6

Adjusted EBITDA — senior secured credit facilities, senior notes due 2013 and 2015 and senior subordinated notes due 2015	$377	$338	$1,437

	Nine Months Ended
	Sep. 30,	Sep. 30,
(in millions)	2009	2010

Net loss	$(81)	$(453)
Interest expense, net	465	477
Benefit from income taxes	(12)	(39)
Depreciation and amortization	619	591
Goodwill impairment charge	—	328

EBITDA	991	904

Purchase accounting adjustments	13	10
Non-cash charges	25	30
Restructuring and other charges	21	37
Acquired EBITDA, net of disposed EBITDA	2	5
Pro forma expense savings related to acquisitions	3	2
Other	6	6

Adjusted EBITDA — senior secured credit facilities, senior notes due 2013 and 2015 and senior subordinated notes due 2015	$1,061	$994

SunGard Data Systems Inc.
Notes to Consolidated Condensed Financial Information (Unaudited)
Note 2. Reconciliation of Income from Operations to Adjusted Income from Operations
Adjusted income from operations represents income from operations adjusted for goodwill impairment charges, amortization of acquisition-related intangible assets, merger costs, purchase accounting adjustments for deferred revenue, stock-based compensation expense and management fee expense. Adjusted income from operations is not a recognized term under generally accepted accounting principles (GAAP). Adjusted income from operations does not represent income from operations, as that term is defined under GAAP, and should not be considered as an alternative to income from operations as an indicator of our operating performance. We have included information concerning adjusted income from operations because we use such information when evaluating income from operations to better evaluate the underlying performance of the Company. Adjusted income from operations as presented herein is not necessarily comparable to similarly titled measures. Beginning in 2007, the Company began to experience significant revenue growth in one of our trading systems businesses, a broker/dealer business with inherently lower margins than the rest of the financial systems business, and whose revenue is a function of market volatility and customer mix. The following is a reconciliation between adjusted income from operations and income from operations, the GAAP measure we believe to be most directly comparable to adjusted income from operations, both including and excluding the broker/dealer business.

	Three Months Ended
	Sep. 30, 2009
	Including		Excluding
	Broker/Dealer	Broker/Dealer	Broker/Dealer
(in millions)	Business	Business	Business
Income from operations	$132	$7	$125

Amortization of acquisition-related intangible assets	150	1	149
Purchase accounting adjustments	6	—	6
Stock-based compensation and other costs	12	—	12

Adjusted income from operations	$300	$8	$292

	Three Months Ended
	Sep. 30, 2010
	Including		Excluding
	Broker/Dealer	Broker/Dealer	Broker/Dealer
(in millions)	Business	Business	Business
Loss from operations	$(219)	$(10)	$(209)

Amortization of acquisition-related intangible assets	126	—	126
Goodwill impairment charge and merger costs	330	—	330
Purchase accounting adjustments	4	—	4
Stock-based compensation and other costs	10	—	10

Adjusted income (loss) from operations	$251	$(10)	$261

	Nine Months Ended
	Sep. 30, 2009
	Including		Excluding
	Broker/Dealer	Broker/Dealer	Broker/Dealer
(in millions)	Business	Business	Business
Income from operations	$366	$29	$337

Amortization of acquisition-related intangible assets	404	3	401
Merger Costs	1	—	1
Purchase accounting adjustments	13	—	13
Stock-based compensation and other costs	33	—	33

Adjusted income from operations	$817	$32	$785

	Nine Months Ended
	Sep. 30, 2010
	Including		Excluding
	Broker/Dealer	Broker/Dealer	Broker/Dealer
(in millions)	Business	Business	Business
Income (loss) from operations	$(19)	$(30)	$11

Amortization of acquisition-related intangible assets	371	2	369
Goodwill impairment charge and merger costs	339	8	331
Purchase accounting adjustments	11	—	11
Stock-based compensation and other costs	35	—	35

Adjusted income (loss) from operations	$737	$(20)	$757

SunGard Data Systems Inc.
Notes to Consolidated Condensed Financial Information (Unaudited)
Note 3. Impact of Broker/Dealer on Organic Revenue Growth
The Company defines organic revenue as revenue from businesses owned for at least one year and excluding revenue from businesses sold in the previous twelve months further adjusted to remove the impact of changes in currency exchange rates. When assessing its financial results, the Company focuses on organic revenue because reported revenue is affected by the timing and magnitude of acquisitions, dispositions and currency. Beginning in 2007, the Company began to experience significant revenue growth in one of our trading systems businesses, a broker/dealer business with inherently lower margins than the rest of the financial systems business, and whose revenue is a function of market volatility and customer mix. Reported revenue and organic revenue growth with and without the broker/dealer business for the total Company and Financial Systems for 2008, 2009 and 2010 follows:

		Quarter ended					Quarter Ended
	2008	Mar-09	Jun-09	Sep-09	Dec-09	2009	Mar-10	Jun-10	Sep-10
Revenue growth as reported:
Total SunGard	14%	3%	1%	-4%	-5%	-2%	-6%	-5%	-7%
Financial Systems	23%	8%	8%	-6%	-8%	0%	-11%	-8%	-9%

Revenue growth as reported without broker/dealer business:
Total SunGard	8%	-2%	-5%	1%	0%	-1%	3%	4%	-2%
Financial Systems	11%	0%	-3%	4%	0%	0%	7%	8%	2%

Organic revenue growth:
Total SunGard	10%	3%	0%	-7%	-7%	-3%	-9%	-4%	-6%
Financial Systems	17%	4%	2%	-15%	-10%	-5%	-13%	-7%	-8%

Organic revenue growth without broker/dealer business:
Total SunGard	4%	-1%	-6%	-2%	-3%	-3%	0%	4%	0%
Financial Systems	5%	-5%	-10%	-7%	-3%	-6%	4%	10%	3%